As filed with the Securities and Exchange Commission on April 22, 2022

Securities Act File No. 333-261775

File No. 814-01471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

Oaktree Strategic Credit Fund

(Exact Name of Registrant as Specified in Charter)

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(Address of Principal Executive Offices)

(213) 830-6300

(Registrant’s Telephone Number, including Area Code)

Mary Gallegly

Oaktree Strategic Credit Fund

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Name and Address of Agent for Service)

WITH COPIES TO:

William G. Farrar

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☒

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-261775.

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☒	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☒

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (No. 333-261775) of Oaktree Strategic Credit Fund (as amended, the “Registration Statement”) is filed pursuant to Rule 462(d) solely to add exhibits that have been revised from the versions previously filed with respect to such Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

No new interests in the Registrant are being registered by this filing. The registration fee was paid in connection with Registrant’s previous filings.

OAKTREE STRATEGIC CREDIT FUND

PART C

Other Information

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of Oaktree Strategic Credit Fund are provided in Part A of this Registration Statement:

Statement of Assets and Liabilities as of December 10, 2021

Notes to Financial Statement

(2) Exhibits

(a)(1)	Declaration of Trust of the Registrant(1)

(a)(2)	Second Amended and Restated Declaration of Trust of the Registrant(3)

(b)	Bylaws of the Registrant(2)

(b)(2)	Amended and Restated Bylaws of Registrant(4)

(d)	Form of Subscription Agreement*

(e)	Form of Distribution Reinvestment Plan(1)

(g)	Amended and Restated Investment Advisory Agreement*

(h)(1)	Form of Distribution Manager Agreement(1)

(h)(2)	Form of Selected Intermediary Agreement(1)

(h)(3)	Form of Distribution and Servicing Plan of the Registrant(1)

(j)(1)	Form of Custody Agreement by and between the Company and The Bank of New York Mellon, as Custodian(1)

(j)(2)	Form of Custody Agreement by and between the Company and UMB Bank, N.A*

(k)(1)	Amended and Restated Administration Agreement*

(k)(2)	Form of Escrow Agreement(1)

(k)(3)	Form of Agency Agreement(1)

(k)(4)	Form of Multi-Class Plan(1)

(k)(5)	Form of Expense Support and Conditional Reimbursement Agreement by and among the Registrant and Adviser(1)

(l)	Opinion of Richards, Layton & Finger, P.A. (2)

(n)	Consent of Independent Registered Public Accounting Firm(2)

(p)	Subscription Agreement for Seed Capital(1)

(r)(1)	Code of Ethics of the Fund(1)

(r)(2)	Code of Ethics of the Adviser(1)

(s)	Power of Attorney(1)

*	Filed herewith
(1)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-261775), filed on December 20, 2021.
(2)	Incorporated by reference to the corresponding exhibit number to Amendment No. 1 to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-261775), filed on January 20, 2022.
(3)	Incorporated by reference to exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed April 22, 2022
(4)	Incorporated by reference to exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed April 22, 2022

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

SEC registration fee	$463,500
FINRA filing fee	$225,500
Legal	$2,968,000
Printing	$713,000
Accounting	$70,000
Blue Sky Expenses	$192,815
Advertising and Sales Literature	$706,000
Due Diligence	$318,000
Miscellaneous fees and expenses	$877,685
Total	$6,534,500

Item 28. Persons Controlled by or Under Common Control

Immediately prior to this offering, Oaktree Fund GP I, L.P., an affiliate of Oaktree Fund Advisors, LLC, will own 100% of the outstanding common shares of the Registrant. Following the completion of this offering, Oaktree Fund GP I, L.P.’s share ownership is expected to represent less than 1% of the Registrant’s outstanding common shares. See “Control Persons and Principal Shareholders” in the prospectus contained herein.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of our common shares as of December 17, 2021.

Title of Class	Number of Record Holders
Common shares of beneficial interest, $0.01 par value	1

Item 30. Indemnification

The information contained under the heading “Description of our Shares,” “Advisory Agreement and Administration Agreement” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Prior to breaking escrow, the Registrant expects to obtain liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31. Business and Other Connections of Investment Advisor

A description of any other business, profession, vocation or employment of a substantial nature in which Oaktree Fund Advisors, LLC, and each managing director, director or executive officer of Oaktree Fund Advisors, LLC, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management of the Fund.” Additional information regarding Oaktree Fund Advisors, LLC and its officers and directors is set forth in its Form ADV, as filed with the SEC (File No. 801-112570), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant;

(2)	the Transfer Agent;

(3)	the Custodian;

(4)	the Adviser; and

(5)	the Administrator.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(5) that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(ii)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(iii)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) that, for the purpose of determining any liability under the Securities Act:

(i)

the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)

each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof; and

(7) to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, on the 22nd day of April, 2022.

OAKTREE STRATEGIC CREDIT FUND

By:	/s/ Armen Panossian
Name: Armen Panossian
Title: Chairperson, Chief Executive Officer and Trustee

By:	/s/ Christopher McKown
Name: Christopher McKown
Title: Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Armen Panossian Armen Panossian	Chairperson, Chief Executive Officer and Trustee (Principal Executive Officer)	April 22, 2022

/s/ Christopher McKown Christopher McKown	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	April 22, 2022

/s/ Jay Ferguson* Jay Ferguson	Trustee	April 22, 2022

/s/ Deborah Gero* Deborah Gero	Trustee	April 22, 2022

/s/ Allison Keller* Allison Keller	Trustee	April 22, 2022

/s/ Stephen Mosko* Stephen Mosko	Trustee	April 22, 2022

*By:	/s/ Armen Panossian
Name:	Armen Panossian
Title:	Attorney-in-Fact

April 22, 2022

Executed pursuant to a power of attorney previously filed as an exhibit to this Registration Statement on December 20, 2021.